Exbhibit 4(a)

                                 AMENDMENT NO. 2
                                       TO
                             WARRANTECH CORPORATION

                                 1998 STOCK PLAN

      The Warrantech Corporation 1998 Stock Plan (the "1998 Plan") is hereby amended as follows:

      1. Section 6(d) of the 1998 Plan is amended to read as follows:

            "(d) Determination of Fair Market Value. If, at the time an Option is granted under the Plan, the Company's Common Stock is publicly traded, "fair market value" shall be determined as of the date of grant or, if the prices or quotes discussed in this sentence are unavailable for such date, the last business day for which such prices or quotes are available prior to the date of grant and shall mean (i) the opening (on that date) price of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the opening bid price (or average of bid prices) first quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not reported on a national securities exchange. If the Common Stock is not publicly traded at the time an Option is granted under the Plan, "fair market value" shall mean the fair value of the Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length."

      2. Except as expressly amended, the provisions of the 1998 Plan shall remain in full force and effect.

      3. This Amendment shall be effective immediately upon approval by the Company's Board of Directors.


                                               Adopted by the Board of Directors
                                               October 8, 2002


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